UNITED STATES
		         SECURITIES AND EXCHANGE COMMISSION
			         Washington, D.C. 20549


			               FORM 12b-25


	                  NOTIFICATION OF LATE FILING



SEC FILE NUMBER: 033-26344
CUSIP NUMBER:  26873X 10 6



Check one:        Form 10-K       Form 20-F       Form 11-K
              ---             ---             ---
                      X  Form 10-QSB        Form N-SAR
                     ---                ---

	For Period Ended:   June 30, 2001

PART I. - REGISTRANT INFORMATION

        A.  Full Name of Registrant - e*machinery.net, inc.

        B. Address of Principal Office - 1400 Medford Plaza, Route 70 & Hartford Road, Medford, New Jersey 08055.

PART II. - RULES 12b-25(b) AND (c)

	The subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b). The Registrant states the following:


        A. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        B. The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date;

        C. The accountant's statement or other exhibit required by Rule 12b-25(c) is not applicable.

PART III. - NARRATIVE

	The Registrant's quarterly report on Form 10-Q could not be filed within the prescribed time period due to the temporary unavailability of the Registrant's CFO at this time. However, he will be available prior to the end of the extension period.




PART IV. - OTHER INFORMATION

        A.  Name of Person to Contact in Regard to this Notification:
William N. Levy, Esq.  (856) 751-9494.

        B. All other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports.

        C. It is not anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report.

	E*MACHINERY.NET, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


					By:	/s/Kevin J. McAndrew
					   	------------------------------
						Kevin J. McAndrew, Secretary
						and Chief Financial Officer
Date:  August 15, 2001